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Exhibit 99.1

THIS DOCUMENT AND THE ACCOMPANYING FORM OF ELECTION ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or what action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

5 May 2005

To the holders of option(s) under the Lattice Group Sharesave Scheme 2000/2001 and the NGT Sharesave I, II and III (the "Option(s)").

Dear Optionholder

Impact of the Sale of the Network on your Option(s)

1      Introduction

  As the Network in which you are employed will shortly be sold (the "Sale"), you will cease to be employed by the National Grid Transco plc group of companies (the "Group"). Under the terms of the Sale your employment will first be transferred to another company within the Group (the "Hive Down") and then that company will be sold out of the Group. Hive Down took place on 1 May 2005 and it is currently expected that the Sale will complete on 1 June 2005 ("Completion").

  The purpose of this letter is to set out the impact that the Sale will have on your Option(s) to acquire ordinary shares in the Company (the "Shares") and to explain the choices open to you.

  This letter also sets out in Section 4 below, the impact of the proposed return of cash (the "Return of Cash") by National Grid Transco plc (the "Company") to its shareholders.

  Following the Hive Down you are still employed by the Group, your Option(s) have not been affected and you are able to continue to make contributions into your savings contract via payroll deductions. The impact of Completion on your Option(s) is described in Section 2.

  Enclosed with this letter are:

  •
  an appendix which summarises the tax consequences to you in relation to each of the choices in respect of your Option(s) (the "Tax Appendix");

  •
  an appendix which illustrates the financial and tax effects of the different actions that you could take in relation to the Return of Cash (the "Return of Cash Appendix"); and

  •
  a form of election for each of your Options which you will need to complete to notify us of your election ("Form of Election").

2      The impact of Completion and your Choices

Your Option(s) become exercisable on Completion and are exercisable for a period of 6 months from that date, after which they will lapse.

Please note that if you exercise your Option(s) you will only be able to acquire the number of Shares that can be bought with the amount of savings plus any interest that is in your savings account at that time (interest is payable from the 12th month anniversary of the contract start date provided you have made at least 12 contributions). Furthermore, if at the time of exercise you have not completed your 3 or 5 years savings contract, you will not receive the tax-free bonus.

On Completion, assuming this takes effect on 1 June 2005, you have the following choices:

  Choice 1: Exercise your Option(s) immediately

  You may exercise your Option(s) to acquire Shares immediately on Completion. To ensure that your exercise takes effect on Completion and your Shares are issued promptly, you must return the Form(s) of Election as soon as possible, but in any event no later than 27 May 2005. Otherwise your exercise will take effect as soon as practicable after it is received and you may not be a shareholder in time to be eligible to receive the 2004/05 final dividend (see Section 3 below).

  Choice 2: Exercise your Option(s) at any time within 6 months from Completion

  Alternatively, you may decide to continue to make monthly contributions into your savings account until you exercise your Option(s) at any time within 6 months from Completion. This means that, excluding your contributions made in May (which will be credited to your savings account on 1 June) you may make up to a further 5 monthly contributions before exercise.

  You must ensure that your Form(s) of Election are received by 30 November 2005 to enable exercise before your Option(s) lapse. Your exercise will take effect as soon as practicable after they are received.

  If you decide to exercise during this 6 month period and continue to make monthly contributions, because you will no longer be employed by the Group you will need to arrange the payment of your contributions, by monthly standing order (using the form which is attached to your Form(s) of Election).

  Choice 3: Continue saving to complete the savings contract then withdraw your savings and any bonus in cash

  If you do not want to exercise your Option(s) at all, you can simply continue saving to complete your savings contract then withdraw your savings and any bonus in cash. If you have a 5 year savings contract, you may extend it for a further 2 years to receive an additional tax-free bonus in cash. Please note that if you select Choice 3 you will not be able to acquire any Shares. If you want to select Choice 3 you should return your Form(s) of Election, as soon as possible.

  If you decide to continue to make monthly contributions, because you will no longer be employed by the Group you will need to arrange the payment of your contributions, by monthly standing order (using the form which is attached to your Form(s) of Election).

  Choice 4: Repayment of Savings

  If you do not want to exercise your Option(s) or to continue your savings contract you can select Choice 4 to terminate your savings contract and have your savings and any accrued interest paid to you. Please note that if you select Choice 4 you will not be able to acquire any Shares. If you want to select Choice 4 you must return your Form(s) of Election as soon as possible.

Your Option(s) will lapse 6 months after Completion and you will not be able to exercise your Option(s) after 30 November 2005.

Please note that if you select Choices 2 or 3, you will be restricted during the savings period from participating in other Sharesave arrangements with a future employer as the maximum savings under all Sharesave contracts is £250 per month.

Please also note that a separate Form of Election is enclosed in respect of each Option that you hold. You may thereforemake a different choice in respect of each savings contract.

In deciding what choice to make you will need to take into account a number of factors including your personal circumstances, normal market movements in the Company's share price and the Return of Cash (details of which are set out in Section 4).

3      Dividends

  If you decide to exercise your Options immediately, you will be entitled to receive the final 2004/05 dividends on the Shares you acquire provided that your name is on the register of shareholders on 10 June 2005 (the "Final Dividend Date") and you are still holding the Shares on that date. You will be on the register of shareholders on the Final Dividend Date if you select Choice 1 and your Form(s) of Election are received by 27 May 2005.

  Please note that if you exercise your Option(s) in order to receive the final dividend, you will not be able to continue saving. You will therefore acquire fewer Shares than you would otherwise have done if you continued to save and exercised your Option(s) later and did not receive the final dividend.

  In helping you decide whether it would be more beneficial for you to receive the final dividend or to exercise your Option(s) after the Final Dividend Date, thereby continuing saving and acquiring more Shares than you would otherwise have done, you should seek independent financial and tax advice.

4      The Return of Cash

  Following Completion, the Company intends to return £2 billion to its shareholders, equating to 65 pence per existing ordinary share, by way of issuing to them a new B share for each existing ordinary share that they hold. A holder of B shares will be able to realise the value of those shares by either electing to receive a B share dividend of 65 pence per share or by having those B shares repurchased at 65 pence each. The Company will also consolidate its ordinary shares to seek to ensure that the price of each ordinary share is broadly unchanged (subject to normal market movements) following the Return of Cash.

  This letter also explains what effect the Return of Cash will have on your Option(s) and the considerations that you will need to take into account when deciding on what choice to make. To help you, the Return of Cash Appendix sets out a matrix of all the choices available to you, together with an example of the financial and tax effects of each choice.

  Please note that the details of the Return of Cash are still subject to final tax clearances from the Inland Revenue and therefore the choices set out in the Return of Cash Appendix are subject to change. The final position will be explained in a circular to be sent to shareholders in the Summer.

  A shareholder will only be able to participate in the Return of Cash if he or she is on the register of shareholders on the Return of Cash record date (the "Return of Cash Record Date"). The Return of Cash Record Date is currently expected to be shortly after the Company's EGM on 25 July 2005.

  You may take one of the following actions:

  a)
  Exercise your Option(s) and sell your Shares before the Return of Cash Record Date.    If you choose to do this, you will not participate in the Return of Cash.

  b)
  Exercise your Option(s) before the Return of Cash Record Date and continue to hold your Shares on this date.    If you choose to do this, provided you return your Form(s) of Election by 22 July 2005, you will participate in the Return of Cash so that you will receive one B share for every Share you receive on exercise of your Option(s). You may then either:

    •
    elect to receive a single dividend of 65 pence per B share; or

    •
    have your B shares immediately repurchased for 65 pence each this Summer or;

    •
    retain your B shares for repurchase at certain dates in the future for 65 pence per B share.

    If you choose to retain your B shares you will receive an annual fixed dividend on the B shares(1). Your decision will be dependant upon your tax position and you should seek independent financial and tax advice before making your election. The number of Shares which you hold following the exercise of your Option(s) will be reduced in accordance with the share consolidation.

(1)
At a rate to be determined but, based on the level of interest rates at the date of this letter, this would be equivalent to an annual dividend of approximately 3.8% on a value of 65 pence per B share.

c)
Exercise your Option(s) after the Return of Cash Record Date.    If you choose to do this, you will not participate in the Return of Cash. However, your Option(s) will not be adjusted on the share consolidation (as described above) so the number of Shares that you can acquire with your savings and interest at that time will not change.

Please note that the earliest date you will be able to exercise your Option(s) will be on the date of Completion.

To help you make the decision that is right for you, please refer to the Return of Cash Appendix which illustrates the different financial and tax effects of each choice. However, in deciding what to do you will also need to take into account a number of other factors including your personal circumstances and normal market movements in the Company's share price.

If you are in any doubt as to which choice to make, you should seek independent financial and tax advice as soon as possible.

5      Action

  i)
  If you select either Choice 1 or Choice 2, (see Section 2 of this letter where these choices are explained) you must complete your Form(s) of Election (enclosed) in respect of each of your Options and return it to Lloyds TSB Registrars at the address shown on the form.

  •
  If you select Choice 1, you must return your Form(s) of Election by 27 May 2005 to ensure that exercise takes effect immediately on Completion.

  •
  If you select Choice 2, you have until 30 November 2005 (based on the expected date of Completion) to exercise your Option(s) and Lloyds TSB Registrars must have received your Form(s) of Election by this date.

  •
  However, if you decide to participate in the Return of Cash, you will need to return your Forms of Election by 22 July 2005 at the very latest.

  ii)
  If you select either Choice 2 or Choice 3 and decide to continue to make monthly contributions, you will need to arrange the payment of your contributions, either by monthly standing order or by using the form which is attached to your Form(s) of Election.

  iii)
  If you select Choice 3 you must return your Form(s) of Election as soon as possible.

  iv)
  If you select Choice 4 you must return your Form(s) of Election as soon as possible.

If you have any queries in relation to your savings account or this letter, please call Lloyds TSB Registrars on 0870 241 3969.

Please note that if you participate in the National Grid Transco Share Incentive Plan (SIP) or the Lattice Group Plc All Employee Share Ownership Plan (AESOP), you will receive a separate letter in respect of the impact of the Sale of the Network on those Plans. This will be sent to you shortly after Completion which will allow sufficient time for you to make any choices.

Yours faithfully

Pat Fulker
Group Human Resources Director

For and on behalf of National Grid Transco plc

In the United States, National Grid Transco plc ("National Grid Transco") will file a Schedule TO with the US Securities and Exchange Commission (the "SEC") and holders of existing Ordinary Shares and existing American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule TO and other related documents filed by National Grid Transco will be available free of charge on the SEC's website at http://www.sec.gov.

Tax Appendix

Tax Consequences

Please note the taxation information provided below is a summary of the UK tax implications for participants who are, and have at all material times been, resident and ordinarily resident and domiciled in the UK. It reflects our understanding of the law as at 1 May 2005 and is for general guidance only. Tax law and tax rates are subject to change. If you are in any doubt as to your personal tax position you should take appropriate professional advice.

1      Income Tax and National Insurance contributions ("NICs") on Exercise of your Option(s)

1.1   Option(s) more than three years old

  You will not have to pay any income tax or NICs when you exercise an Option if it is more than three years old at the time of exercise.

1.2   Option(s) less than three years old

  Due to the technical nature of the Sale even if your Option(s) are less than three years old you will not have to pay income tax or NICs at the time you decide to exercise them.

1.3   Interest on savings

  You will not have to pay tax or NICs on any interest or, where applicable, bonus paid under your savings contract. If your savings contract is less than one year old when it is closed, you will not be paid any interest or bonus.

2      Capital gains tax

2.1   Sale of Shares

  As you will not have to pay income tax on the exercise of your Option(s), you may have to pay capital gains tax on the gain you make when you sell your Shares. The taxable gain will be the difference between the total option price and the proceeds of sale, less your capital gains tax annual exemption (which is £8,500 for the 2005/2006 tax year), to the extent available, and any capital losses. You may also be entitled to claim taper relief.

2.2   Spouse transfer

  If you transfer some or all of your Shares acquired on the exercise of your Option(s) to your spouse and you are living together, the transfer is effectively ignored for capital gains tax purposes. Your spouse can then sell the Shares and take advantage of his or her annual capital gains tax exemption and or/his or her own tax rate (which may be lower than yours). Your spouse may also be entitled to claim taper relief.

2.3   Self-Assessment

  If you have a tax liability arising from the sale of your Shares, you have to complete a self-assessment tax return. If you do not usually get a self-assessment tax return, you must tell your Tax Office that you need one within 6 months of the end of that tax year. (The tax year is the 12 months to 5 April each year).

  Tax is payable by 31 January of the tax year following the tax year in which you receive the gain. Therefore, if you sell your Shares that you acquire on exercise in the 2005/2006 tax year, you would have to pay any capital gains tax due by 31 January 2007.

3      Tax on Participation in Return of Cash

3.1   B Share Single Dividend

  If you are a higher rate taxpayer, you will have to pay income tax on the receipt of the initial B share dividend. There is no income tax liability if you are a basic rate taxpayer. There is no liability to pay NICs on receipt of the B share dividend.

3.2   Immediate Repurchase for Cash

  On the repurchase of the B shares, you may have to pay capital gains tax. Any tax would be payable on the difference between the repurchase price (i.e. 65 pence per B share) and the base cost applied to your B shares subject to your capital gains tax annual exemption and any other available reliefs. There is no NICs liability.

  The base cost of your B shares is the amount which you are treated for tax purposes as having paid for the B shares and is illustrated by the following example.

  This example shows how the base cost is calculated on the basis that the market value of an ordinary share at the date the B shares are listed is £5, the value of a B share is 65 pence and the option price for your shares is £3.50 per share. The base cost would be 38 pence and is calculated by doing the following:

•	£5 + 65 pence	=	£5.65
•	£5.65/65 pence	=	9
•	£3.50/9	=	38 pence

3.3   Future Repurchase for Cash and B Share Continuing Dividend

  If you are a higher rate taxpayer, you will have to pay income tax on the receipt of the continuing B share dividend. There is no income tax liability if you are a basic rate taxpayer.

  On the repurchase of the B shares, you may also have to pay capital gains tax. Any tax would be payable on the difference between the repurchase price (i.e. 65 pence per B share) and the base cost applied to your B shares (as illustrated above) subject to your capital gains tax annual exemption and any other available reliefs.

  There is no liability to pay NICs on either the continuing B share dividend or on the repurchase amount.

Return of Cash Appendix

Able to Participate in Return of Cash? (yes or no)
	B Share Single Dividend	Immediate Repurchase for Cash	Future Repurchase for Cash and B Share Continuing Dividend	Continue Saving?(1)	Return Form of Election by?	Financial and tax implications?
Exercise and sell Shares before Return of Cash Record Date	No	No	No	1 additional contribution following Completion(2)	22 July 2005	See Example 1
Exercise before and hold Shares on Return of Cash Record Date	Yes	Yes	Yes	1 additional contribution following Completion(2)	22 July 2005	See Example 2
Exercise after Return of Cash Record Date	No(3)	No(3)	No(3)	Up to 5 additional contributions following Completion(4)	30 November 2005	See Example 3

(1)
You will only be able to acquire the number of Shares that can be bought with the savings and interest that has been credited to your savings account on the date you exercise your Option(s).

(2)
This will be your contribution made in June (paid either by standing order or cheque) but on the basis that the Return of Cash Record Date is shortly after the Company's EGM on 25 July 2005 and you exercise your Option(s) between 1 July (the date on which your savings contributions for June will be credited to your savings account) and 22 July.

(3)
No adjustments will have been made to your Option(s) as a result of the subsequent share consolidation. By carrying out the share consolidation so that the NGT share price remains more or less unaffected by the B Share Scheme, the value of the shares subject to your Options(s) should not be affected.

(4)
This includes your contributions made between June and October (paid either by standing order or cheque) but on the basis that you exercise your Option(s) between 1 November (the date on which your savings contributions for October will be credited to your savings account) and 30 November 2005 (the date they will lapse).

Return of Cash Examples

The examples below are based on the following assumptions:

i)
3 year savings contract maturing on 1 March 2006;

ii)
monthly savings of £100 made every month;

iii)
option price of 350 pence per NGT share;

iv)
option granted in respect of 1,028 NGT shares (i.e. the number that can be bought with total contributions);

v)
the market value of an NGT share on the date of exercise is £5.

For the purposes of these examples, no reference is made to interest calculations. Please note that interest is only payable if you have been making contributions for at least a year and have made at least 12 monthly contributions.

Please note: that the following examples are for illustration purposes only and do not take into account normal market movements in the Company's share price which would otherwise have an impact on the examples. Please be aware that the Company's share price may go down as well as up. If you are in any doubt as to your personal financial and tax position you should take appropriate professional advice.

Example 1—Exercise and sell Shares before Return of Cash Record Date

Assuming you exercise your option on 22 July 2005, you will have made 29 monthly contributions (credited to your savings account 1 March 2003 - 1 July 2005). Therefore, your total savings will be £2,900 and you will be able to exercise your option in respect of 828 existing ordinary shares (£2,900/350 pence).

The value of your holding will be as follows:

£
Value of existing ordinary shares(828 × £5)	4,140
less Total savings (employee contributions)	(2,900)
Total Gain	1,240

Notes:

  •
  Due to the technical nature of the sale of the Network, on exercise, you will not have to pay any income tax or NICs, even though the option when exercised is less than 3 years old.

  •
  As you will not have to pay income tax on the exercise of your option, you may have to pay capital gains tax on the gain you make when you sell the shares. The taxable gain will be the difference between the option price and the proceeds of sale, less your capital gains annual exemption to the extent available, and any capital losses.

Example 2—Exercise before Return of Cash Record Date and continue to hold Shares

Assuming you exercise your option on 22 July 2005, you will have made 29 monthly contributions (credited to your savings account 1 March 2003 - 1 July 2005). Therefore, your total savings will be £2,900 and you will be able to exercise your option in respect of 828 existing ordinary shares (£2,900/350 pence).

As you continue to hold the shares, you will be able to participate in the Return of Cash and so receive one B share for every existing ordinary share held. Your existing ordinary shares will also be subject to the share consolidation. In accordance with the Return of Cash, each B share is worth 65p and for the purposes of this example only, the share consolidation ratio is assumed to be 87 new shares for every 100 existing ordinary shares held. The actual share consolidation ratio may be different and will be confirmed nearer the time. Fractional entitlements to the new shares may also arise as a result of the share consolidation. For the purposes of this example, this means that you will be entitled to an additional £1.80(5).

(5)
828 × 87/100 = 720.36. 0.36 × £5 = £1.80.

Following the issue of B shares and the share consolidation, you will hold shares in NGT as follows:

i)
828 B shares; and

ii)
720 new ordinary shares (828 × 87/100).

In relation to your B shares will you be able to choose to receive the B share single dividend, to have your B shares immediately repurchased for cash or to retain your B shares for repurchase at certain dates in the future and continue to receive B share dividends in the meantime.

The value of your new ordinary shares together with the B shares will be as follows:

£
Value of new ordinary shares(720 × £5)	3600
less Total savings (employee contributions)	(2,900)
plus Repurchase price (Value of B shares)(828 × 65p)	538.20
Fractional entitlement	1.80
Total Gain	1,240

Tax on Return of Cash

B Share Single Dividend		Immediate Repurchase for Cash		Future Repurchase for Cash and B Share Continuing Dividend
Income Tax	Capital Gains Tax	Income Tax	Capital Gains Tax	Income Tax	Capital Gains Tax
Yes(6)	No	No	Yes(7)	Yes(8)	Yes(8)

(6)
If you are a higher rate taxpayer, you will be liable to pay income tax on the receipt of the initial B share dividend of £538. There is no income tax liability for basic rate taxpayers.

(7)
On the repurchase of the B shares, you may have to pay capital gains tax on the difference between the repurchase price (£538) and the base cost applied to your B shares subject to your capital gains tax annual exemption and any other available reliefs. The base cost of your B shares is the amount which you are treated as having paid for the B shares, an example of which is set out in paragraph 3.2 of the Tax Appendix.

(8)
If you are a higher rate taxpayer, you will be liable to pay income tax on the receipt of the B share continuing dividend. There is no income tax liability for basic rate taxpayers. On the repurchase of the B Shares, you may also have to pay capital gains tax on the difference between the repurchase price (£538) and the base cost applied to your B shares subject to your capital gains tax annual exemption and any other available reliefs. The base cost of your B shares is the amount which you are treated as having paid for the B shares, an example of which is set out in paragraph 3.2 of the Tax Appendix.

Notes:

  •
  Due to the technical nature of the sale of the Network, on exercise of your option, you will not have to pay any income tax or NICs, even though the option when exercised is less than 3 years old.

  •
  As you will not have to pay income tax on the exercise of your option, you may have to pay capital gains tax on the gain you make when you sell the shares. The taxable gain will be the difference between the option price and the proceeds of sale, less your capital gains annual exemption to the extent available, and any capital losses.

Example 3—Exercise after Return of Cash Record Date

Assuming you exercise your option on 30 November 2005 (the last possible exercise date), you will have made 33 monthly contributions (credited to your savings account

1 March 2003-1 November 2005). Therefore, your total savings will be £3,300 and you will be able to exercise your option in respect of 942 new ordinary shares (£3,300/350 pence).

The value of your holding will be as follows:

£
Value of new ordinary shares (942 × £5)	4,710
less Total savings (employee contributions)	(3,300)
Total Gain	1,410

Notes:

  •
  Due to the technical nature of the sale of the Network, on exercise of your option, you will not have to pay any income tax or NICs, even though the option when exercised is less than 3 years old.

  •
  As you will not have to pay income tax on the exercise of your option, you may have to pay capital gains tax on the gain you make when you sell the shares. The taxable gain will be the difference between the option price and the proceeds of sale, less your capital gains annual exemption to the extent available, and any capital losses.

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  Exhibit 99.1